UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

Castlewood House, 77/91 New Oxford Street, London, England WC1A 1DG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

May 3, 2006

Item 3.	News Release

The News Release dated May 3, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that over 7,126,209 shares were terminated in exchange for the issue of 3,239,638 common shares of the Company pursuant to the Stock Option Plan and that directors of the Company had tendered the shares issued on the termination of stock options into the takeover offer by First Quantum Minerals Limited.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-20-7257-2040

Item 9.	Date of Report

Dated at Vancouver, BC, this 3rd day of May, 2006.

SCHEDULE “A”

NEWS RELEASE

Issue of Shares pursuant to the Stock Option Plan and Changes in Directors’ Share Interests

Trading: TSX and AIM: AAA

London, UK (May 3rd, 2006) - Adastra Minerals Inc. ("Adastra" or the "Company) announces that:

1.

On 28 April 2006 options over 7,126,209 shares were terminated in exchange for the issue of 3,239,638 common shares of the Company pursuant to the Stock Option Plan. (The price of the terminated options is determined by reference to the exercise prices of the options, the market price on the Toronto Stock Exchange and any resulting UK Employee Income Tax and National Insurance Contributions.)

Application has been made for the new shares to be admitted to AIM on 9 May 2006.

2.	Included in (1) above are the following Directors of the Company:
Name	No of options terminated	No of shares issued
J W S Bentley	500,000	302,463
E Denis	500,000	282,220
P MacNeill	400,000	255,511
B R Pryor	776,287	255,151
T P Read	1,648,635	516,037
B Vavala	785,000	453,305
P J Walsh	500,000	334,571
3.

The following Directors of the Company have disposed of common shares in the Company (including shares issued to them in (1) and (2) above) by depositing them under the takeover offer from First Quantum Minerals Limited (“First Quantum”), and have elected to take the consideration to the maximum extent possible in the form of First Quantum shares:

Name	Number of shares disposed of
J W S Bentley	312,463
E Denis	282,220
P MacNeill	310,483
B R Pryor	335,460
T P Read	966,551
B Vavala	915,105
P J Walsh	334,571

First Quantum announced on 1 May 2006 that it had taken up all of the shares deposited, and that Adastra shareholders who elected for the Share Alternative would receive Can$ 0.358 in cash and 0.0599 of a First Quantum share for each Adastra common share.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Parkgreen Communications

Justine Howarth / Annabel Leather

Tel.: +44 (0)20 7493 3713

North America

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC. (Registrant)
Date May 3, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director